SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

October 5, 2016

VIA EDGAR

Mr. Asen Parachkevov Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Turner Funds (the “Trust”) with respect to Turner Medical/Sciences Long/Short Fund, Turner Titan Long/Short Fund, Turner Midcap Growth Fund, Turner Small Cap Growth Fund and Turner SMID Cap Growth Opportunities Fund (each, a “Fund” and collectively, the “Funds”)
Preliminary Schedule 14A filed September 21, 2016

Dear Mr. Parachkevov:

On behalf of the Trust, set forth below are responses to comments by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above referenced Preliminary Schedule 14A filed on September 21, 2016, communicated to the undersigned by telephone on September 30, 2016.

For convenience, the Staff’s comments are restated below in italics, and the Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Schedule 14A.

Comment 1:   The Staff notes that there is disclosure in the section entitled “Important Information” regarding the completed merger transaction (the “Acquisition”) between Turner Investments, L.P. (“Turner”), the investment adviser to the Funds, and Turner Investment Holdings L.P. (“TIH”) that resulted in Turner Investments LLC (“New Turner”) succeeding Turner as the investment adviser to the Funds. The Staff requests that the Trust consider providing additional information regarding the parties to the Acquisition, specifically regarding Veracen L.P. (“Veracen”) (i.e., what types of activities does it engage in and whether Veracen is connected to any Trustee nominee) and the “other new investors” in TIH (i.e., whether they are private individuals or trusts, and whether they have any affiliations with Trustee nominees or officers).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

October 5, 2016

Response:     In response to the Staff’s comment, the Trust has revised its disclosure in the sections entitled “Important Information” and “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Information Concerning TIH, Veracen and New Turner” to include the following:

“Such other new investors are private individuals, including members of the families of Michael T. Kennedy, an interested Trustee nominee, and Mr. Turner, and trusts and limited partnerships for the benefit of such individuals.”

“As of September 12, 2016, Veracen had no operating history, but had developed certain technology and investment management products, and was controlled by Mr. Kennedy and trusts for the benefit of his family.”

Comment 2:   The Staff notes that the disclosure in the section entitled “Part 4—Information on Proxy Voting and the Meeting—Voting by Turner” includes New Turner’s policies with respect to voting shares it owns in the Funds. The Staff requests that the Trust clarify whether New Turner has ownership of any Fund.

Response:     The Trust confirms that New Turner does not have ownership of shares of any Fund. In response to the Staff’s comment, the Trust has deleted the disclosure in the section entitled “Part 4—Information on Proxy Voting and the Meeting—Voting by Turner” in its entirety and replaced it with the following:

“New Turner does not own shares of any Fund and does not have the power to vote on the proposals described herein.”

Comment 3:   The Staff notes that the Trust has included in its “Dear Shareholder” letter information to the effect that New Turner has agreed to waive a portion of its advisory fees under the new advisory agreement. The Staff requests that the Trust consider revising the “Dear Shareholder” letter to clarify that the gross advisory fee will stay the same under the new advisory agreement as compared to the existing advisory agreement.

Response:     In response to the Staff’s comment, the Trust has deleted the first three sentences of the second paragraph of the “Dear Shareholder” letter and replaced them with the following:

“The change of control caused by the Acquisition resulted in the termination of the previously existing advisory agreement between the Trust, on behalf of each of the Funds named above, and Turner. For New Turner to continue as the Funds’ investment adviser following the Acquisition, the Trust is required to seek the approval by the shareholders of the Funds of a new advisory agreement between New Turner and the Trust, on behalf of each Fund. The investment advisory fee rate applicable to each Fund under the new advisory agreement will be identical to the rate in effect prior to the change of control. However, we are pleased to

October 5, 2016

announce that New Turner has agreed to waive its advisory fees under the new advisory agreement to the extent they exceed, as a percentage of net assets: 0.75% with respect to each of Turner Medical Sciences Long/Short Fund and Turner Titan Long/Short Fund; 0.40% with respect to Turner Midcap Growth Fund; 0.50% with respect to Turner Small Cap Growth Fund; and 0.45% with respect to Turner SMID Cap Growth Opportunities Fund.”

Comment 4:   The Staff notes that the Trust has included in the section entitled “Important Information” a table that sets out the contractual advisory fee under the current advisory agreement, the contractual advisory fee under the new advisory agreement and the contractual advisory fee under the new advisory agreement (after waivers). The Staff requests that the Trust clarify whether the current advisory fees or total expenses are subject to any fee waivers.

Response:     In response to the Staff’s comment, the Trust has added the following in the sections entitled “Important Information” and “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Introduction”:

“Currently New Turner has contractually agreed through January 31, 2017 to waive fees and reimburse Fund expenses to keep the Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements from exceeding: 1.90% for Institutional Class Shares and 2.15% for Investor Class Shares of Turner Medical Sciences Long/Short Fund and Turner Titan Long/Short Fund (excluding interest and borrowing cost on short and long sales and short sale dividend expenses); 1.15% for Institutional Class Shares and 1.40% for Investor Class Shares of Turner SMID Cap Growth Opportunities Fund (excluding acquired fund fees and expenses and interest expenses relating to short sales); 0.93% for Institutional Class Shares, 1.18% for Investor Class Shares and 1.43% for Retirement Class Shares of Turner Midcap Growth Fund (excluding acquired fund fees and expenses and interest expenses relating to short sales); and 1.25% for Investor Class Shares of Turner Small Cap Growth Fund (excluding acquired fund fees and expenses and interest expenses relating to short sales). Only the Board may terminate these waivers prior to January 31, 2017. New Turner may discontinue this arrangement at any time after January 31, 2017.

Comment 5:   The Staff requests that the Trust consider revising its disclosure to include additional information on the terms of the agreement to waive a portion of New Turner’s advisory fees, including the termination date, what parties if any can terminate the waiver agreement, and any potential recoupments under the waiver agreement.

October 5, 2016

Response:     In response to the Staff’s comment, the Trust has revised its disclosure in the sections entitled “Important Information” and “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Terms of the Previously Existing and New Advisory Agreements” to include the following:

“The term of the fee waiver agreement will be effective on the date on which the new advisory agreement becomes effective and terminate on the earlier of: (i) the first anniversary of the effective date; or (ii) approval of advisory fee reductions by the Board. The fee waiver agreement may only be terminated by the Board and New Turner has no ability to recoup amounts previously waived.”

Comment 6:   The Staff requests that the Trust consider revising its disclosure in the section entitled “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Factors Considered by the Trustees and their Recommendation” with respect to the approval of the new investment advisory agreement, if applicable, to clarify that the Board of Trustees of the Trust (the “Board”): (a) determined that the quality of services under the new advisory agreement are expected to be equal to or greater than under the current advisory agreement; and (b) took into consideration that the fee structure would be identical, excluding with respect to fee waivers.

Response:     In response to the Staff’s comment, the Trust has revised the second paragraph in the section entitled “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Factors Considered by the Trustees and their Recommendation” as set forth below and underlined. In addition, the Trust notes that it made an addition to the list of factors in response to Comment 9 below. At the time the Board approved the new advisory agreement, the new fee waiver agreement, as discussed above in Comment 5 and the following response, had not yet been proposed. This fee waiver agreement was approved at a later telephonic Board meeting.

“In reaching a decision to approve the New Agreement, the Independent Trustees, with the assistance of independent counsel, considered their legal responsibilities with regard to all factors deemed to be relevant to the Funds, including, but not limited to…the determination that the quality of the services expected to be provided by New Turner under the New Agreement are expected to be equal to or greater than the services provided by Turner under the previous advisory agreement…and…the fact that the fee structures under the New Agreement would be identical to the fee structures under the existing advisory agreement, and that the fee waivers and expense caps previously agreed to by Turner will continue.”

October 5, 2016

Comment 7:   The Staff requests that the Trust consider including additional disclosure in the section entitled “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Terms of the Previously Existing and New Advisory Agreements” to clarify when the previously existing advisory agreement was last approved by the Board and to add a reference to the SEC filing where this was disclosed and described.

Response:     In response to the Staff’s comment, the Trust has added the following to the section entitled “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Terms of the Previously Existing and New Advisory Agreements”:

“The Board met at an in-person meeting on February 26, 2016 to approve the previously existing advisory agreement until the next in-person meeting held on May 20, 2016. A discussion of the basis for the approval by the Board in February of the previously existing advisory agreement with Turner is included in the Trust’s semi-annual shareholder report for the period ended March 31, 2016. The Board met at an in-person meeting on May 20, 2016 to approve the previously existing advisory agreement. A discussion of the basis for the approval by the Board in May of the previously existing advisory agreement with Turner will be included in the Trust’s annual shareholder report for the period ended September 30, 2016.”

Comment 8:   The Staff requests that the Trust consider including additional information, if applicable, on any material interest, direct or indirect, of any Trustee of the Trust in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which New Turner, any parent or subsidiary of New Turner (other than another registered investment company), or any subsidiary of the parent of such entities was or is to be a party, pursuant to Item 22(c)(6) of Rule 14a-101 under the Exchange Act of 1934, as amended (the “Exchange Act”).

Response:     The Trust confirms that, other than with respect to transactions in connection with the Acquisition as disclosed, there was no material interest, direct or indirect, of any Trustee or nominee Trustee of the Trust in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which New Turner, any parent or subsidiary of New Turner (other than another registered investment company), or any subsidiary of the parent of such entities was or is to be a party.

Comment 9:   The Staff requests that the Fund consider including additional information, if applicable, on any considerations by the Board in recommending the approval of the new advisory agreement with respect to benefits derived or to be derived by New Turner from the relationship with the Funds such as soft dollar arrangements, pursuant to Item 22(c)(11)(ii) of Rule 14a-101 under the Exchange Act.

October 5, 2016

Response:     In response to the Staff’s comment, the Trust has added the following underlined disclosure to the second paragraph in the section entitled “Part 1—Description of Proposal—Approval of a New Advisory Agreement—Factors Considered by the Trustees and their Recommendation” as set forth below. In addition, the Trust notes that it made certain other revisions to the list of factors in response to Comment 6 above.

“In reaching a decision to approve the New Agreement, the Independent Trustees, with the assistance of independent counsel, considered their legal responsibilities with regard to all factors deemed to be relevant to the Funds, including, but not limited to…the benefits derived or to be derived by New Turner from its relationship with the Funds.”

Comment 10:   The Staff requests that the Trust consider including disclosure to clarify that the nominees for Trustee of the Trust may be elected despite the affirmative vote of less than a majority of shareholders of the Funds.

Response:     In response to the Staff’s comment, the Trust has revised the last sentence of the last paragraph of the section entitled “Part 4—Information on Proxy Voting and the Meeting—Quorum” as follows:

“That means that the eight (8) nominees who receive the highest number of votes cast at the Special Meeting will be elected as Trustees, even if they receive the affirmative vote of less than a majority of shareholders of the Funds.”

Comment 11:   The Staff requests an acknowledgement that, if necessary, the Trust would adjourn the meeting pursuant to the Trust’s By-Laws and not pursuant to a shareholder vote by proxy.

Response:     The Trust acknowledges the view of the Staff that a proxy may not be voted in favor of an adjournment of the meeting pursuant to Rule 14a-4(c)(7) if the purpose of the adjournment is to solicit additional proxies, and any such adjournment, should it occur, will be taken in conformance with applicable provisions of the By-Laws of the Trust without a vote of the shareholders.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

October 5, 2016

Please direct any questions or comments regarding this filing to the undersigned at (212) 839-5609 or to Jesse Kean at (212) 839-8615.

Respectfully submitted,

/s/ James C. Munsell

James C. Munsell

cc:	Robert E. Turner
Michael Kennedy
Robert Baird
Michael P. Malloy, Esq.